June 18, 2001



Board of Directors
Covenant EcoNet Inc.
58 Hawthorne Court, NE, STE 1316
Washington, D.C.  20017

Re:  Opinion on Legality Registration Statement on Form SB_1

To the Board of Directors:

          We render this opinion for the Registration Statement on Form SB_1 (the "Registration Statement") Covenant EcoNet (the "Company") is filing with the Securities and Exchange Commission under the Securities Act of 1933, as amended, and the Prospectus (the "Prospectus"), relating to the Company's issuance of up to five million shares of the Company's common stock, par value $0.001 per share (the "Common Stock"), in the manner set forth in the Registration Statement and the Prospectus. As counsel, we have reviewed the Registration Statement, the Prospectus, the Company's current articles of incorporation and bylaws, records of the Company's corporate proceedings relative to the issuance of the Common Stock, and such other legal matters as we have deemed appropriate for the purposes of this opinion. We are rendering this opinion as of the time the Registration Statement becomes effective.

          Based upon the foregoing, and having a regard for such legal considerations as we have deemed relevant, we are of the opinion that the shares of Common Stock will be, upon issuance, against full payment therefore as contemplated in the Registration Statement and the Prospectus, legally issued, fully paid and non_assessable shares of the Company's Common Stock.

          We consent to the filing of our opinion as an exhibit to the Registration Statement and to the reference to our firm and our opinion in the Registration Statement and all amendments thereto.

Very truly yours,



LAW FIRM OF LARSON_JACKSON, P.C.